PASSAGE BIO, INC.

One Commerce Square

2005 Market Street, 39th Floor

Philadelphia, PA 19103

April 12, 2024

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, N.E.

Washington, DC 20549

Attention:	Tyler Howes
Re:	Passage Bio, Inc. Registration Statement on Form S-3 (File No. 333-277632) filed March 4, 2024.

Requested Date: April 16, 2024

Requested Time: 4:00 PM Eastern Time

Ladies and Gentlemen:

Passage Bio, Inc. (the “Registrant”) hereby requests that the Securities and Exchange Commission (the “Commission”) take appropriate action to declare the above-captioned Registration Statement on Form S-3 effective at the “Requested Date” and “Requested Time” set forth above or as soon thereafter as practicable, or at such later time as the Registrant may orally request via telephone call to the staff of the Commission.

The Registrant hereby authorizes Rob Freedman and Ryan Mitteness, both of whom are attorneys with the Registrant’s outside legal counsel, Fenwick & West LLP, to orally modify or withdraw this request for acceleration.

The Registrant requests that it be notified of such effectiveness by a telephone call to Mr. Freedman at (650) 335-7292 or, in his absence, to Mr. Mitteness at (206) 389-4533.

* * *

Sincerely,

PASSAGE BIO, INC.

By:	/s/ Kathleen Borthwick
Kathleen Borthwick
Chief Financial Officer

Cc	William Chou, Chief Executive Officer
Kathleen Borthwick, Chief Financial Officer
Passage Bio, Inc.

Effie Toshav, Esq.
Rob Freedman, Esq.
Ryan Mitteness, Esq.
Fenwick & West LLP

[Signature Page to Company Acceleration Request Letter]